Before the

SECURITIES AND EXCHANGE COMMISSION

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 6(C) AND 17(B) OF THE INVESTMENT COMPANY ACT OF 1940 (THE “ACT”) EXEMPTING CERTAIN TRANSACTIONS FROM THE PROVISIONS OF SECTION 17(A) AND PURSUANT TO SECTION 17(D) OF THE ACT AND

RULE 17D-1 THEREUNDER OF THE ACT PERMITTING CERTAIN TRANSACTIONS

In the matter of application of

FEDERATED ADVISORY SERVICES COMPANY
FEDERATED EQUITY MANAGEMENT COMPANY OF PENNSYLVANIA
FEDERATED GLOBAL INVESTMENT MANAGEMENT CORP.
FEDERATED INVESTMENT COUNSELING
FEDERATED INVESTMENT MANAGEMENT COMPANY
FEDERATED MDTA LLC
PASSPORT RESEARCH, LTD.
FEDERATED SECURITIES CORP.

CASH TRUST SERIES, INC.
CASH TRUST SERIES II
FEDERATED ADJUSTABLE RATE SECURITIES FUND
FEDERATED ASSET ALLOCATION FUND
FEDERATED CORE TRUST
FEDERATED CORE TRUST II, L.P.
FEDERATED CORE TRUST III
FEDERATED ENHANCED TREASURY INCOME FUND
FEDERATED EQUITY FUNDS
FEDERATED EQUITY INCOME FUND, INC.
FEDERATED FIXED INCOME SECURITIES, INC.
FEDERATED GNMA TRUST
FEDERATED GOVERNMENT INCOME SECURITIES, INC.
FEDERATED HIGH INCOME BOND FUND, INC.
FEDERATED HIGH YIELD TRUST
FEDERATED INCOME SECURITIES TRUST
FEDERATED INCOME TRUST
FEDERATED INDEX TRUST
FEDERATED INSTITUTIONAL TRUST
FEDERATED INSURANCE SERIES
FEDERATED INTERMEDIATE GOVERNMENT FUND, INC.
FEDERATED INTERNATIONAL SERIES, INC.
FEDERATED INVESTMENT SERIES FUNDS, INC.
FEDERATED MDT SERIES
FEDERATED MDT STOCK TRUST
FEDERATED MANAGED ALLOCATION PORTFOLIOS
FEDERATED MANAGED POOL SERIES
FEDERATED MUNICIPAL SECURITIES FUND, INC.
FEDERATED MUNICIPAL SECURITIES INCOME TRUST
FEDERATED PREMIER INTERMEDIATE MUNICIPAL INCOME FUND
FEDERATED PREMIER MUNICIPAL INCOME FUND
FEDERATED SHORT-INTERMEDIATE DURATION MUNICIPAL TRUST
FEDERATED TOTAL RETURN GOVERNMENT BOND FUND
FEDERATED TOTAL RETURN SERIES, INC.
FEDERATED U.S. GOVERNMENT BOND FUND
FEDERATED U.S. GOVERNMENT SECURITIES FUND:  1-3 YEARS
FEDERATED U.S. GOVERNMENT SECURITIES FUND:  2-5 YEARS
FEDERATED WORLD INVESTMENT SERIES, INC.
INTERMEDIATE MUNICIPAL TRUST
EDWARD JONES MONEY MARKET FUND
MONEY MARKET OBLIGATIONS TRUST

File No. 812-

March 1, 2011

Copies to:

Peter Germain
Federated Investors, Inc.
Federated Investors Tower
1001 Liberty Avenue
Pittsburgh, PA 15222-3779

Communications, copies and notice to:

Thomas Early	Justine Patrick
Dickstein Shapiro LLP	Reed Smith Centre
1825 Eye Street NW	225 Fifth Avenue
Washington, DC 20006	Suite 1200
Pittsburgh, PA 15222
TABLE OF CONTENTS

Page

I.	Summary of Application	6
II.	Description of the Applicants	9
A.	The Funds	9
B.	The Advisers	10
III.	Separation Between the Advisers and the Affiliated Dealers	11
IV.	Consolidation in the Financial Services Industry	13
A.	The Impact of Consolidation	13
B.	Consolidation has Increased the Applicants’ Need for Relief	14
V.	The Securities Transactions	17
A.	The Securities Transactions Generally	17
B.	Joint Transactions	18
VI.	Relevant Provisions and Relief Requested	23
A.	Relevant Provisions	23
B.	Authority for the Order	26
C.	Relief Requested	27
VII.	Rationale for Relief	28
VIII.	Precedent	35
IX.	Applicants’ Conditions	39
A.	General	39
B.	Transactional	40
X.	Conclusion	46
XI.	Procedural Matters	47

UNITED STATES OF AMERICA

before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of

FEDERATED ADVISORY SERVICES COMPANY
FEDERATED EQUITY MANAGEMENT COMPANY OF PENNSYLVANIA
FEDERATED GLOBAL INVESTMENT MANAGEMENT CORP.
FEDERATED INVESTMENT COUNSELING
FEDERATED INVESTMENT MANAGEMENT COMPANY
FEDERATED MDTA LLC
PASSPORT RESEARCH, LTD.
FEDERATED SECURITIES CORP.
CASH TRUST SERIES, INC.
CASH TRUST SERIES II
FEDERATED ADJUSTABLE RATE SECURITIES FUND
FEDERATED ASSET ALLOCATION FUND
FEDERATED CORE TRUST
FEDERATED CORE TRUST II, L.P.
FEDERATED CORE TRUST III
FEDERATED ENHANCED TREASURY INCOME FUND
FEDERATED EQUITY FUNDS
FEDERATED EQUITY INCOME FUND, INC.
FEDERATED FIXED INCOME SECURITIES, INC.
FEDERATED GNMA TRUST
FEDERATED GOVERNMENT INCOME SECURITIES, INC.
FEDERATED HIGH INCOME BOND FUND, INC.
FEDERATED HIGH YIELD TRUST
FEDERATED INCOME SECURITIES TRUST
FEDERATED INCOME TRUST
FEDERATED INDEX TRUST
FEDERATED INSTITUTIONAL TRUST
FEDERATED INSURANCE SERIES
FEDERATED INTERMEDIATE GOVERNMENT FUND, INC.
FEDERATED INTERNATIONAL SERIES, INC.
FEDERATED INVESTMENT SERIES FUNDS, INC.
FEDERATED MDT SERIES
FEDERATED MDT STOCK TRUST
FEDERATED MANAGED ALLOCATION PORTFOLIOS
FEDERATED MANAGED POOL SERIES
FEDERATED MUNICIPAL SECURITIES FUND, INC.
FEDERATED MUNICIPAL SECURITIES INCOME TRUST
FEDERATED PREMIER INTERMEDIATE MUNICIPAL INCOME FUND
FEDERATED PREMIER MUNICIPAL INCOME FUND
FEDERATED SHORT-INTERMEDIATE DURATION MUNICIPAL TRUST
FEDERATED TOTAL RETURN GOVERNMENT BOND FUND
FEDERATED TOTAL RETURN SERIES, INC.
FEDERATED U.S. GOVERNMENT BOND FUND
FEDERATED U.S. GOVERNMENT SECURITIES FUND:  1-3 YEARS
FEDERATED U.S. GOVERNMENT SECURITIES FUND:  2-5 YEARS
FEDERATED WORLD INVESTMENT SERIES, INC.
INTERMEDIATE MUNICIPAL TRUST
EDWARD JONES MONEY MARKET FUND
MONEY MARKET OBLIGATIONS TRUST

Application for an order pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940 exempting certain transactions from the provisions of Sections 17(a) of the Act and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder permitting certain transactions

I.
Summary of Application
This Application (“Application”) is submitted to the Securities and Exchange Commission (the “Commission”) on behalf of the applicants named herein (the “Applicants”) pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the “Act”), for an order exempting securities transactions of the type described below from the provisions of Sections 17(a) of the Act, and pursuant to Section 17(d) of the Act and Rule 17d-1 under the Act permitting certain transactions (an “Order”).  The Applicants are Cash Trust Series, Inc., Cash Trust Series II, Federated Adjustable Rate Securities Fund, Federated Asset Allocation Fund, Federated Core Trust , Federated Core Trust II, L.P., Federated Core Trust III, Federated Enhanced Treasury Income Fund, Federated Equity Funds, Federated Equity Income Fund, Inc., Federated Fixed Income Securities, Inc., Federated GNMA Trust, Federated Government Income Securities, Inc., Federated High Income Bond Fund, Inc., Federated High Yield Trust, Federated Income Securities Trust, Federated Income Trust, Federated Index Trust, Federated Institutional Trust, Federated Insurance Series, Federated Intermediate Government Fund, Inc., Federated International Series, Inc., Federated Investment Series Funds, Inc., Federated MDT Series, Federated MDT Stock Trust, Federated Managed Allocation Portfolios, Federated Managed Pool Series, Federated Municipal Securities Fund, Inc., Federated Municipal Securities Income Trust, Federated Premier Intermediate Municipal Income Fund, Federated Premier Municipal Income Fund, Federated Short-Intermediate Duration Municipal Trust, Federated Total Return Government Bond Fund, Federated Total Return Series, Inc., Federated U.S. Government Bond Fund, Federated U.S. Government Securities Fund:  1-3 Years, Federated U.S. Government Securities Fund:  2-5 Years, Federated World Investment Series, Inc., Intermediate Municipal Trust, Edward Jones Money Market Fund, Money Market Obligations Trust (the "Federated Funds"); Federated Advisory Services Company, Federated Equity Management Company of Pennsylvania, Federated Global Investment Management Corp., Federated Investment Counseling, Federated Investment Management Company, Federated MDTA LLC, Passport Research, Ltd. and Federated Securities Corp. (each an "Adviser" and collectively the "Advisers"); and all future investment companies for which persons controlling, controlled by, or under common control with Federated Investors, Inc., a Pennsylvania corporation, serve as investment adviser, (together with the Federated Funds, the “Funds” and individually each a "Fund").  The Funds and the Advisers are hereinafter referred to collectively as the “Applicants.”
The Order sought herein would exempt Securities Transactions (defined below) between a Fund and an Affiliated Dealer from the restrictions of Section 17(a) and 17(d) of the Act, and Rule 17d-1 thereunder. For purposes of this Application, the term “Affiliated Dealer” is defined to include any person, or any affiliated person of a person, who is an affiliated person of any of the Funds solely because such person, directly or indirectly, owns, controls or holds five percent (5%) or more of the outstanding voting securities of any of the Funds and is a (i) broker-dealer registered under the Securities Exchange Act of 1934 (the “1934 Act”) or (ii) bank exempt from such registration pursuant to Sections 3(a)(4)(B) and 3(a)(4)(C) of the 1934 Act and regulations promulgated thereunder. The “Securities Transactions” that are the subject of the requested order are (1) primary and secondary market transactions in fixed-income securities1 executed on a principal basis (as discussed in section V below) between the Funds and an Affiliated Dealer and (2) certain types of transactions (as discussed in section V below) in which the Funds and an Affiliated Dealer or any of its affiliated persons might each participate jointly or have a joint interest (sometimes referred to as “Joint Transactions”).  No Fund will engage in Securities Transactions with any Affiliated Dealer which controls such Fund within the meaning of Section 2(a)(9) of the Act. The relief sought hereunder will not apply if the provisions of the Act would restrict the transactions because an Affiliated Dealer is a principal underwriter or promoter of a Fund. The Order requested herein is subject to certain additional conditions, as more fully described below. Applicants believe these conditions preclude the possibility of overreaching by an Affiliated Dealer.
Applicants request relief hereunder only for transactions that would be restricted by Section 17(a) and 17(d) of the Act, and Rule 17d-1 thereunder, solely because an Affiliated Dealer, or an affiliated person thereof, owns, controls, or holds 5% or more of the outstanding voting securities of any of the Funds. The relief sought hereunder will not apply where an Affiliated Dealer is an affiliated person or an affiliated person of an affiliated person (a “second-tier affiliate”) of a Fund for reasons other than such an interest. Additionally, the relief sought hereunder will not apply if the above provisions would restrict the transactions because an Affiliated Dealer is a principal underwriter or promoter of a Fund. The Order would not cover any Securities Transactions between a Fund and an Affiliated Dealer who, or an affiliated person of whom, advises, promotes or acts as a principal underwriter of the Fund.
II.
Description of the Applicants
A.	The Funds
Each Fund is an open-end or closed-end management investment company registered under the Act and is organized as a statutory trust, business trust or corporation under the laws of Delaware, Maryland, or Massachusetts. The Funds have a variety of investment objectives, but each of the Funds may to a greater or lesser degree invest a portion of its assets in fixed-income securities.
The fixed-income securities in which the Funds may invest include, but are not limited to, government securities, municipal securities, tender option bonds, taxable and tax-exempt money market securities, repurchase agreements, asset- and mortgage-backed securities, corporate issues and syndicated loans (including assignments thereof and participations therein), each as the Funds’ respective investment policies allow.
B.	The Advisers
The Advisers are direct or indirect wholly-owned subsidiaries of Federated Investors, Inc. ("Federated"), a Pennsylvania corporation. Federated is one of the largest investment managers in the United States and provides comprehensive investment management services to approximately 5200 institutions and intermediaries. Each Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Advisers act as investment advisers to each of the Funds and may supervise one or more affiliated or unaffiliated sub-advisers with respect to certain Funds.
Each Fund and its Adviser have entered into an investment management agreement pursuant to which the Adviser is responsible for managing the Fund’s investment portfolio, subject to the supervision of the Board of Directors, Board of Trustees or other governing body of such Fund, as applicable (each, a “Board”), making investment decisions on behalf of the Fund and placing its transactions.
Each of the Advisers has adopted confidentiality policies designed to limit the unnecessary flow of information about client holdings and transactions. Pursuant to these policies, information regarding investment advisory and portfolio execution matters relating to the Funds are considered by the Advisers as information that may not be communicated outside of such Adviser except as necessary (e.g., to a potential executing broker or dealer on an actual trade). In general, prior to any public disclosure and consistent with an Adviser’s fiduciary duty to the Fund, information concerning Fund portfolio holdings is considered confidential and may only be shared by a Fund’s Adviser for a legitimate business purpose with certain types of parties and then, upon prior approval by the Fund’s Board or by a committee set up to evaluate such circumstances.
III.
Separation Between the Advisers and the Affiliated Dealers
The Advisers are organized and operated as distinct legal entities from the Affiliated Dealers. 2 No Affiliated Dealer will have any involvement with respect to proposed transactions pursuant to the Order, nor will any Affiliated Dealer attempt to influence or control in any way the placing by the Funds or the Advisers of orders relating to Securities Transactions.3 Furthermore, officers and employees of the Advisers may not communicate confidential and non-public investment-related information outside of the Advisers and their mutual fund service provider affiliates.4 Such “information barriers” are designed to control and prevent the dissemination of confidential and material nonpublic information by employees who receive such nonpublic information during the course of their employment.
The Funds and their investors are also protected from any undue influence, among other things, by the complete separation and independent operation of the Advisers from the Affiliated Dealers. Independent operation generally consists of separate legal entities with separate capitalizations, separate books and records, separate officers and employees, physically separate offices and a compensation system that does not reward employees based on (i) a factor that treats the Affiliated Dealers differently than unaffiliated counterparties (for example, no Adviser will provide any additional compensation to any employee solely based on such employee’s transacting business with a Affiliated Dealer that would not generally be provided to employees performing similarly with respect to transactions with unaffiliated parties) or (ii) the amount of business done by the Funds with the Affiliated Dealers, except to the extent such business might affect indirectly the profits or losses of the Advisers (such as where Securities Transactions result in higher profits to a Fund that increase the net asset value of such Fund, based upon which an Adviser generally receives a percentage fee).
In light of the entity separation described above, the Applicants submit that the Affiliated Dealers will not be in a position to cause any Securities Transaction by the Funds. That separation is required to be maintained for so long as the Order is relied upon by the “Conditions” described in section IX below. Further, among other things, those conditions prohibit the Advisers or their affiliated persons from consulting with the Affiliated Dealers regarding potential transactions beyond the extent normally carried out with unaffiliated parties in the normal course of business. Moreover, there is not, and will not be, any express or implied understanding between the Advisers and any Affiliated Dealer that will cause a Fund to enter into Securities Transactions or give preference to the Affiliated Dealer in effecting such transactions between the Funds and the Affiliated Dealer.
All decisions by the Funds to enter into portfolio transactions are determined solely by their respective Advisers in accordance with the investment objectives of the Fund. In that regard, trade execution for the Funds is the responsibility of one or more individuals employed solely by their respective Advisers and the Advisers will continue to adhere to a best execution standard. Portfolio managers employed by the Advisers will not be affiliated persons of any Affiliated Dealer. Prior to any purchase or sale decision, the portfolio manager at an Adviser will independently evaluate any research provided by broker-dealers, including unaffiliated broker-dealers, and other analysts and determine his or her own recommendations. In addition, a major determinant of the compensation of a portfolio manager at any Adviser is the performance of the Fund or Funds for which he or she has responsibility. In no instance would his or her compensation be affected by the amount of business done by Funds he or she manages with the Affiliated Dealers.
In summary, the Advisers will continue to operate independently of the Affiliated Dealers in performing portfolio management services for the Funds, and the Affiliated Dealers will not have any influence over those services.
IV.
Consolidation in the Financial Services Industry
A.	The Impact of Consolidation
Significant consolidation has occurred in the banking and investment banking (broker-dealer) industries, blurring the line between the two industries (referred to herein, collectively, as the “financial services” industry) both conceptually and in practice. A 1995 paper published by the Brookings Institution reported that from 1979 to 1994, the banking industry was transformed by “the massive reduction in the number of banking organizations; the significant increase in the number of failures; the dramatic rise in off-balance sheet activities; the major expansion in lending to U.S. corporations by foreign banks; . . . and the opening up of interstate banking markets.”5 Nearly a decade later, an article in the FDIC Banking Review asserted that “[o]ver the two decades 1984-2003, the structure of the U.S. banking industry indeed underwent an almost unprecedented transformation—one marked by a substantial decline in the number of commercial banks and savings institutions and by a growing concentration of industry assets among a few dozen extremely large financial institutions.”6 Indeed, consolidation in the financial services industry continued from 2003, accelerating during the credit crisis that began in 2007.
Consolidation in the financial services industry, combined with an increase in industry assets, has resulted in a few major broker-dealers accounting for a large percentage of the market share in connection with trading in various asset classes.7 In March 2008 JP Morgan Chase & Co. (“JP Morgan”) acquired The Bear Stearns Companies, Inc., the U.S.’s fifth largest investment bank. Later in 2008, Lehman Brothers Holdings Inc. (“Lehman Brothers”) filed for Chapter 11 bankruptcy protection, and Merrill Lynch & Co. was acquired by Bank of America Corporation (“Bank of America”). These transactions resulted in only two remaining major “pure” investment banks (broker-dealers): The Goldman Sachs Group, Inc. (“Goldman Sachs”) and Morgan Stanley. These companies registered as bank holding companies in September 2008. Also in 2008, JP Morgan acquired Washington Mutual, Fifth Third Bank acquired First Charter Bank, PNC Financial Services acquired National City Corp., US Bankcorp acquired Downey Savings, Wells Fargo & Company acquired former competitor Wachovia Corporation, and Barclays Bank, PLC (“Barclays”) agreed to purchase certain core capital markets businesses of Lehman Brothers.
B.	Consolidation has Increased the Applicants’ Need for Relief
The aforementioned companies, including Citigroup, JP Morgan, Goldman Sachs, Morgan Stanley, Bank of America Merrill Lynch, Barclays, UBS and Wells Fargo all ranked in the top ten managing underwriters of U.S. high yield debt, U.S. municipal new issues (excluding UBS), and U.S. debt (excluding Wells Fargo), through the nine months ended September 30, 2010.8 Citigroup, JP Morgan, Goldman Sachs, Morgan Stanley, Bank of America Merrill Lynch, Barclays and UBS also ranked in the top ten managing underwriters of global debt while Wells Fargo ranked 21st through the first three quarters of 2010.9 Citigroup, JP Morgan, Bank of America Merrill Lynch, Barclays, and Wells Fargo also ranked in the top ten managing underwriters of global asset-backed securities through the nine months ended September 30, 2010. 10 These managers underwrote over 80% of the debt securities issued in the U.S. during the period. None of the managers had a U.S. market share of less than 5%.11
Underwriters traditionally act as the principal market makers for their offerings, so these companies also are important dealers in the secondary market. The decline in the number of broker-dealers and banks trading in the securities in which the Funds seek to invest and the increasing importance of the few remaining institutions has increased the importance to the Funds of their relationships with such entities. Preclusion from trading with a major broker-dealer in a wide variety of securities could put the Funds and their Advisers at a disadvantage as compared to funds not subject to such restrictions when seeking to obtain competitive pricing and achieve best execution. The few other dealers available to the Funds may be less inclined to provide competitive pricing or more favorable terms if such remaining dealers know that the Advisers’ choices of a dealer are limited. As of December 31, 2010 the following banks and broker-dealers each had investments in one or more of the Funds: Bank of America Merrill Lynch, Barclays, Citigroup, Goldman Sachs, JP Morgan, Morgan Stanley, UBS and Wells Fargo. The percentage of outstanding voting securities held by each of these entities could rise above 5% of a Fund’s outstanding shares at any time. As of December 31, 2010 four of the above listed entities held more than a 4% ownership interest in the Funds.
The Funds and the Advisers cannot prevent the percentage of voting securities controlled by these dealers and their affiliated persons from exceeding 5% of a Fund’s outstanding shares. Even the dealers cannot control the percentage of shares over which they and their affiliated persons exercise control, insofar as redemptions by other shareholders may increase this percentage above 5%. Thus, the Funds are constantly at risk of being prevented from trading with the most significant dealers in the fixed income market due to circumstances that they cannot effectively control.
Prohibiting the Funds from engaging in Securities Transactions with the Affiliated Dealers would further reduce the opportunities available to the Funds to obtain competitive pricing and best execution and to access the markets for particular securities that are available from only a few dealers. Preventing the Funds from trading with the Affiliated Dealers could materially limit the ability of the Funds to obtain the pricing, terms and quality of service available from a major dealer. Due to the absence of a centralized reporting mechanism for completed transactions, the precise impact of not having available a bank-affiliated counterparty is difficult to measure. Specifically, fixed-income markets are often subject to limited transparency, which in turn limits an investment adviser’s ability to measure best execution on a trade-by-trade basis.12 However, it has been (and is expected to be) frequently the case that only a limited number of dealers have been willing to trade with a Fund in a particular fixed-income security in the quantities specified by the Fund at a given time. As banks are now major participants in the fixed-income securities markets, as described above, a Fund’s inability to trade with an Affiliated Dealer could impair the Fund’s ability to trade in a particular fixed-income security, at the time and in the quantities specified by the Fund, where the relevant Affiliated Dealer is one of few dealers willing to trade in such fixed-income security at such time and in such quantities. Therefore, precluding a Fund from trading with an Affiliated Dealer may harm the Fund by preventing it from obtaining what would be best execution if the Fund were allowed to trade with the Affiliated Dealer. Finally, the rapid pace of consolidation in the financial services industry over the past two years portends future consolidation which could even further increase the need for the Funds to trade with the Affiliated Dealers, as Affiliated Dealers could be among the few remaining major financial institutions which provide competitive pricing and high-quality service for the relevant transactions.
V.
The Securities Transactions
A.	The Securities Transactions Generally
The Funds have a variety of investment objectives but each may to a greater or lesser degree invest a portion of its assets in fixed-income securities. The secondary market for fixed-income securities is typically a dealer market in which trades are effected on a principal basis. New issues of fixed-income securities are typically offered in underwritten or private placement transactions. The Funds engage extensively in transactions involving fixed-income securities, and are expected in the future (if the Order is granted) to engage extensively in transactions that may involve an Affiliated Dealer. These Securities Transactions include the following: (i) the purchase of fixed-income securities by a Fund in underwritten offerings in which an Affiliated Dealer may be the manager or member of the underwriting syndicate, and where a Fund purchases underwritten fixed-income securities from the Affiliated Dealer; (ii) the purchase by a Fund of fixed-income securities from, or the sale of fixed-income securities to an Affiliated Dealer, in transactions in which the Affiliated Dealer is acting as a principal; and (iii) participation in certain specific arrangements or transactions involving fixed-income securities that the Funds presently participate in, or may participate in, with an Affiliated Dealer or any of its affiliated persons. These arrangements and transactions (as described in section V(B) below) are tender option bond trust structures (“TOBs”), certain asset-backed or mortgage-backed securitization structures, and loan syndicates.
If an Affiliated Dealer were considered to be an affiliated person or second-tier affiliate of the Funds, a Securities Transaction would potentially violate one or more of Section 17(a) or Section 17(d) of the Act and Rule 17d-1 thereunder. The inability of the Funds to execute Securities Transactions involving an Affiliated Dealer may impose a hardship on the Funds by prohibiting the Funds from engaging in Securities Transactions with a broker dealer with which such Funds had engaged in transactions in fixed-income securities prior to there being any affiliation between the Funds and the Affiliated Dealer and by preventing the Funds from purchasing or selling securities that the Funds would have purchased or sold prior to that affiliation in transactions in which the Affiliated Dealer has some involvement.
B.	Joint Transactions
Applicants are requesting an Order pursuant to Rule 17d-1 under the Act to the extent necessary to permit an Affiliated Dealer, or any of its affiliated persons, to participate jointly with the Funds in (i) TOBs transactions involving municipal bonds, (ii) asset-backed or mortgage-backed securities transactions, and (iii) syndicated loan transactions.
(i)	Tender Option Bond Trust Structures
Certain of the Funds investing in long-term municipal bonds may engage, and/or has in the past engaged, in transactions involving tender option bond trusts (“TOBs”). TOBs are derivative securities that (as relevant here) are created by a fund placing municipal bonds into a trust arrangement established by a dealer on behalf of the fund. In exchange, each respective fund receives cash and a residual interest security. In a typical TOBs transaction, the trust funds the purchases of the municipal bonds by issuing securities (“floaters”) which are purchased by third-party investors (often tax-exempt money market funds) and which pay interest (generally quarterly or semiannually) based on interest rates that are typically reset weekly. The floaters are remarketed typically on a weekly basis by a remarketing agent, which receives a fee from the trust for such service. During that activity, the remarketing agent may also own floaters for a brief period of time while the fund holds the residual interest. In addition, the remarketing agent, or a separate entity, which may or may not be affiliated with the remarketing agent, also serves as the liquidity provider by committing to hold a floater the remarketing agent is unable to place with an investor until such time as the floater can be placed or the trust is collapsed and the municipal bond is delivered back into the fund or otherwise sold, events which can be triggered by the liquidity provider under certain circumstances.13 Where floaters are tendered back to the liquidity provider, the liquidity provider would hold the floaters at the same time the fund held the residual interest in the underlying bond. If an Affiliated Dealer establishes the trust to which a Fund wishes to sell its long-term security and serves as remarketing agent and/or liquidity provider, or an affiliated person of the Affiliated Dealer serves as trustee or administrator, and the Fund holds the residual interest in the underlying bond, such a transaction could be considered a joint transaction and therefore subject to Section 17(d) and Rule 17d-1 thereunder. Situations could also arise in which an Affiliated Dealer, or an affiliated person thereof, establishes a TOBs structure for itself or a related party and holds the residual and a Fund (e.g., a tax-exempt money market fund) holds the floater. Section 17(a) also may be involved where, for example, an Affiliated Dealer, as liquidity provider, is to purchase a floater held by such Fund. The above analysis would also apply to future TOBs transactions involving an Affiliated Dealer or any affiliated person thereof, and a Fund.
(ii)	Asset- and Mortgage-Backed Securities
In a typical asset-backed securities (ABS) or mortgage-backed securities (MBS) transaction, a financial institution which sponsors the ABS or MBS sells a pool of loans (which may have been originated by the sponsor or its affiliated persons) to a special purpose entity, which in turn sells such loans to a trust. The trust issues interest-bearing notes or pass-through certificates (of which the sponsor or its affiliate may serve as underwriter) backed by the trust’s assets; the sponsor or its affiliate may retain an equity or residual interest in the trust. The assets continue to be serviced, and the income received from such assets is used to make distributions to the holders of the ABS or MBS and the holder of the residual interest.
Certain of the Funds, as consistent with their investment policies, may enter into transactions involving ABS or MBS, including those that are issued by special purpose entities sponsored by Affiliated Dealers, under circumstances in which both (i) the residual interest in the special purpose entity is owned directly or indirectly by the Affiliated Dealer or an affiliated person thereof and (ii) the Affiliated Dealer, or an affiliated person thereof, acts as the servicer of assets.
Though Applicants do not necessarily concede that such transactions fall under Section 17(d) of the Act and Rule 17d-1 thereunder, such transactions could arguably fall under those provisions due to the various roles played by the Affiliated Dealers and their affiliated persons.14 The Applicants submit, however, that there is little opportunity or, indeed, economic incentive to overreach a Fund when acting in those capacities. Nevertheless, the scenario is more complicated than a straightforward purchase or sale of a third-party sponsored ABS or MBS from the Affiliated Dealers. Thus, to the extent an independent check may be necessary, for ABS or MBS transactions in which (i) the residual interest in the special purpose entity sponsored by an Affiliated Dealer is owned directly or indirectly by such Affiliated Dealer or affiliated person and (ii) the relevant Affiliated Dealer or affiliated person thereof acts as the servicer of assets; purchases of such securities will be made by a Fund only where, based on relevant information that is reasonably available to the Fund’s Adviser, the Adviser believes that, upon the close of the transaction, Funds (and other discretionary advisory accounts) managed by the Adviser will purchase less than 50% of the dollar amount of securities of each class acquired by the Fund in the aggregate and the Fund participates in each such class on the same terms as other purchasers of that class.
(iii)	Syndicated Loan Facilities
A Fund may also participate as a member of a syndicated loan facility (i.e., as a lender to the borrower under the facility) in which an Affiliated Dealer, or affiliated person thereof, is also (i) an agent with responsibility (either solely or with one or more co-agents) for structuring, arranging, placing, or administering the loan facility or for other functions related to the loan syndicate, (ii) a syndicate member or (iii) both. As such an agent, an Affiliated Dealer may, among other things, negotiate with the Fund over its initial participation in the syndicate or over its subsequent approval of a waiver or other amendments to the loan facility requested by the borrower. An Affiliated Dealer would likely receive fees from the borrower under the loan facility for acting as an agent, which the Fund, as a non-agent member of the loan syndicate would not receive. Similarly, where an Affiliated Dealer or its affiliated person and a Fund took different actions as members of a loan syndicate (e.g., one approving a requested amendment and the other not) or committed to fund different amounts of the loan, they might receive different levels of fees in respect of the loan. Though Applicants do not necessarily concede that all such syndicated loan transactions fall under Section 17(d) of the Act and Rule 17d-1 thereunder, such transactions could arguably come within the scope of those provisions in light of the fact that a Fund and an Affiliated Dealer, or an affiliated person thereof, could have an interest in the same loan facility.
As a condition to the requested relief for syndicated loan facilities in which a Fund and an Affiliated Dealer or its affiliated person participate and that might otherwise be prohibited by Section 17(d) of the Act and Rule 17d-1 thereunder, (a) the participation by the Fund and the Affiliated Dealer or affiliated person thereof would involve no coordination between the Fund and the Affiliated Dealer thereof beyond that of a type the Affiliated Dealer engages in with other unaffiliated participants in such facility, (b) the terms of the Fund’s participation in the facility (to the extent within the knowledge and control of the Affiliated Dealer) would be on a basis no less advantageous than that of other similarly situated participants (i.e., the Fund will receive the same priority, security, interest rate and fees as other participants in the same tranche or other portion of the loan in which the Fund is a participant), except to the extent such difference is related to services performed with respect to the facility or their role in the facility and (c) in the case of the primary syndication of a loan facility where the Affiliated Dealer is lead agent with primary responsibility for structuring, arranging or placing such facility, the Fund will participate in the facility only where, based on relevant information that is reasonably available to the Adviser, the Adviser believes that, upon conclusion of allocations to holders of record in the primary syndication of the facility, less than 50% of the participations will be held by Funds (and other discretionary advisory accounts) managed by the Adviser.
VI.
Relevant Provisions and Relief Requested
A.	Relevant Provisions
(i)	Section 2(a)(3)
If an Affiliated Dealer acquires five percent or more of one of the Funds, the Affiliated Dealer would arguably become a first-tier affiliate of that Fund and a second-tier affiliate of the other Funds within the meaning of Section 2(a)(3) of the Act. Section 2(a)(3) of the Act defines “affiliated person” of another person as:
(A)	any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person;
(B)	any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned by, controlled, or held with power to vote, by such person;
(C)	any person directly or indirectly controlling, controlled by, or under common control with, such other person;
(D)	any officer, director, partner, copartner, or employee of such other person;
(E)	if such person is an investment company, any investment adviser thereof; and….
Accordingly, by virtue of Section 2(a)(3), if a bank, for example, owns, controls or holds with power to vote more than five percent of the outstanding shares of any of the Funds, that bank would be an affiliated person of that Fund.15 Further, if the bank's holding company or a commonly controlled subsidiary owns, controls or holds with the power to vote more than five percent of the outstanding shares of any of the Funds, the bank would be a second-tier affiliate of that Fund virtue of Section 2(a)(3)(C) of the Act. Moreover, based upon interpretations of the Commission, any person who is an affiliated person of a registered investment company may be deemed to be a second-tier affiliate of each other registered investment company which has a common investment adviser, or common directors or common officers, or a combination of the foregoing. Accordingly, a registered broker-dealer or bank, deemed to be an Affiliated Dealer in respect of one Fund by virtue of its ownership of such Fund's shares may be deemed to be a second-tier affiliate of all the Funds. The result of the operation of these provisions is to prohibit the Funds from engaging in a variety of transactions with a wide range of broker-dealers and banks if they, or one of their affiliated persons, happen to become an Affiliated Dealer of one of the Funds.
(ii)	Section 17(a)
Section 17(a) of the Act, among other things, prohibits an affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, from selling to or purchasing from such registered company any security or other property and from borrowing money or other property from such investment company.
The primary purpose of Section 17(a) is to prevent a person with the power to control an investment company from essentially engaging in self-dealing, to the detriment of the investment company’s shareholders.16 In that regard, Section 1(b)(2) of the Act declares that it is against the public interest and the interest of investors when:
investment companies are organized, operated, managed, or their portfolio securities are selected, in the interest of directors, officers, investment advisers, depositors, or other affiliated persons thereof, in the interest of underwriters, brokers, or dealers, in the interest of special classes of their security holders, or in the interest of other investment companies or persons engaged in other lines of business, rather than in the interest of all classes of such companies’ security holders….

When the person acting on behalf of an investment company has no direct or indirect pecuniary interest in a party to a principal transaction, then the abuse that Section 17(a) is designed to prevent is not present. The Funds propose to engage in Securities Transactions with Affiliated Dealers. Applicants submit that no risk of self-dealing would present itself in any Securities Transaction, as the Affiliated Dealers will have no influence over portfolio decisions by the Advisers, and the Advisers would receive no unfair pecuniary advantage from engaging in the Securities Transactions with the Affiliated Dealers.
(iii)	Section 17(d)
Section 17(d) of the Act and Rule 17d-1 thereunder prohibit any affiliated person of or principal underwriter for a registered investment company or any second-tier affiliate, acting as principal, from effecting any transaction in connection with any joint enterprise or other joint arrangement or profit sharing plan in which the investment company participates, unless an application regarding the joint transaction has been filed with the Commission and granted by order. Rule 17d-1 provides that, in passing upon an application for such an order, the Commission will consider whether the participation of a registered investment company in a joint transaction is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of the other applicants.
Section 17(d), and Rule 17d-1 thereunder, were intended to prohibit abuses arising from conflicts of interest where rather than being on opposite sides of a transaction, an investment company and its affiliated persons share “some element of combination” in a transaction.17 As noted above and explained further below, the Applicants submit that in no event will an Affiliated Dealer have the ability to influence the decisions of the Advisers on behalf of the Funds. Moreover, participation by the Funds in such transactions with an Affiliated Dealer would be on a basis similar to that of unaffiliated investors and Affiliated Dealers unless any difference is related to the differing nature of their participation in the transaction.18
B.	Authority for the Order
Section 17(b) of the Act permits any person to file an application for an order of the Commission exempting a proposed transaction of the applicant from the provisions of Section 17(a). Such applications are to be granted by the Commission if evidence establishes that:
(1)	the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;
(2)	the proposed transaction is consistent with the policy of each registered investment company concerned . . .; and
(3)	the proposed transaction is consistent with the general purposes of [the Act].
Section 6(c) of the Act, in relevant part, authorizes the Commission to exempt any person or transaction, or any class or classes of transactions from any provision of the Act,19 if and to the extent that such exemption is (1) necessary or appropriate in the public interest; (2) consistent with the protection of investors; and (3) consistent with the purposes fairly intended by the policy and provision of the Act. Relief is being requested pursuant to Section 6(c), as well as Section 17(b) because, among other things, the Order would cover certain classes of transactions.
Rule 17d-1 provides that, in passing upon an application for an order of the Commission permitting a proposed joint venture or joint arrangement otherwise proscribed by Section 17(d), the Commission will consider whether the participation of a registered investment company in a joint venture or joint arrangement is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of the other applicants.
C.	Relief Requested
Due to their status as an affiliated person, any Securities Transaction executed by an Affiliated Dealer with a Fund would be subject to Section 17(a) of the Act where the Affiliated Dealer acts as a principal transaction, and any Joint Transactions would be subject to Section 17(d) of the Act and Rule 17d-1 thereunder. The inability of the Funds to execute Securities Transactions involving an Affiliated Dealer would significantly limit the universe of securities broker-dealers and banks available to the Funds, the universe of underwritings in which the Funds may participate and the level and number of Securities Transactions in which the Funds may engage. Moreover, the consolidation in the financial industry has resulted in an increase in the involvement of banks in the primary and secondary market for fixed-income securities, and thus has increased the need for Applicants to be able to engage in Securities Transactions with Affiliated Dealers. Therefore, the inability to engage in Securities Transactions with Affiliated Dealers materially and unreasonably reduces the range of investment opportunities available to the Funds.  The inability to effect Securities Transactions with Affiliated Dealers unduly impairs an Adviser's flexibility in portfolio management and deprives the Funds, and their shareholders, of the ability to purchase and sell otherwise proper portfolio securities.
In order to permit the Funds to be managed as effectively as possible, Applicants seek relief from the provisions of Sections 17(a) and an Order pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder. Applicants request an Order, pursuant to Sections 6(c) and 17(b) of the Act exempting Securities Transactions entered into in the ordinary course of business by a Fund involving an Affiliated Dealer under the circumstances described herein from the provisions of Sections 17(a) of the Act, and pursuant to Rule 17d-1 under Section 17(d) of the Act permitting the Securities Transactions described above.
VII.
Rationale for Relief
Applicants submit that the policies which Sections 17(a) and 17(d) of the Act, and Rule 17d-1 thereunder, were meant to further are not implicated here because the Affiliated Dealers are not in a position to cause a Fund to enter into a Securities Transaction or otherwise influence portfolio decisions by the Advisers on behalf of the Funds. As a result, no Affiliated Dealer is in a position to engage in self-dealing or otherwise cause any of the relevant Funds to enter into transactions that are not in the best interests of its shareholders.
Moreover, Applicants submit that the circumstances under which the Securities Transactions would be conducted, including in particular the proposed conditions for the Order, satisfy the statutory standards for relief. The conditions are designed to assure that the terms of the individual transactions are fair from the perspective of the Funds. At the outset, the conditions require each Fund’s Board, including a majority of its disinterested directors or trustees, as applicable, to approve, and the Fund to implement, procedures governing all Securities Transactions pursuant to the Order. Pursuant to such procedures, among other things, the Securities Transactions will be subject to ongoing review by each Fund’s Chief Compliance Officer, and will be reviewed by its Board, including a majority of the disinterested directors/trustees, on a quarterly basis. The Fund’s Adviser will provide a report to the Board, subject to review and approval by the Fund’s Chief Compliance Officer, that will indicate that the conditions of the Order have been satisfied and, to the extent there have been any changes in the volume, type or terms of such transactions between the relevant Fund and Affiliated Dealer, the reasons for these changes, and a determination that such changes are legitimate. Such reasons might include, for example, an increase in the volume of transactions involving fixed-income securities due to interest rate changes or a change in the number of dealers in a fixed-income security, or changes in the number and/or type of issuers the securities of which the Affiliated Dealer acts as underwriter or dealer.
Further, the Advisers adhere to a “best execution” standard. In the case of each Securities Transaction, the relevant Adviser will make a determination that such transaction is consistent with the investment objectives of the relevant Fund and in the best interests of such Fund’s shareholders. The conditions also require price quotes from unaffiliated sources to assure fairness of price. Particular types of transactions, including possible joint transactions, will be subject to additional controls, as described in section IX(B), in order to ensure that such transactions are not entered into on terms disadvantageous to the Funds.
(i)	The Securities Transactions Will Be Reasonable and Fair and Will Not Involve the Risk of Overreaching

The independence of the Affiliated Dealers from the Advisers demonstrates that no risk of overreaching or self-dealing by the Affiliated Dealers would be present if the Funds and Affiliated Dealers engaged in Securities Transactions. Applicants believe that a broker-dealer or bank which is affiliated with a Fund solely because it, or an affiliated person thereof, owns, holds or controls 5% or more of a Fund's outstanding shares, while technically an "affiliated person" or an "affiliated person of an affiliated person" within the meaning of Section 2(a)(3) of the Act, is unlikely to possess the power in fact to improperly influence a Fund with respect to purchases or sales by the Fund of securities from or to an Affiliated Dealer. In this regard, as conditions to the relief requested hereby, Applicants assert that no Affiliated Dealer will control (within the meaning of Section 2(a)(9) of the Act), directly or indirectly, the Advisers or the Funds or act as an investment adviser to any Fund. Further, there is not, and will not be, any express or implied understanding between the Adviser and the Affiliated Dealers that the Adviser will cause a Fund to enter into Securities Transactions or give preference to an Affiliated Dealer in effecting such transactions between the Fund and the Affiliated Dealer. Applicants believe these conditions will preclude the possibility of overreaching by an Affiliated Dealer. Any possibility of overreaching is further mitigated by the oversight which will be provided, as a condition to the relief requested, by the Boards of Directors or Trustees of the Funds.
If an Adviser were to purchase securities on behalf of a Fund in a transaction involving an Affiliated Dealer, the benefits afforded the Affiliated Dealer by engaging in such transactions would differ from, and would not be shared by, the Adviser. That is, the Adviser benefits from a transaction only where such transaction is beneficial to the Fund (by increasing the assets under management by the Adviser and therefore, the Adviser’s fee, and by positively affecting the Adviser’s performance record). Further, personnel of the Advisers will be compensated based primarily on the performance of the Funds managed by them.
(ii)	The Funds’ Participation in Joint Transactions Will Be on a Basis No Less Advantageous Than That of Unaffiliated Investors

The complete separation of the Advisers from the Affiliated Dealers and the inability of the Affiliated Dealers to influence the Advisers prevents each party in a Joint Transaction from obtaining an unfair advantage. In addition, no Adviser will have an economic incentive to trade with an Affiliated Dealer unless it is in the best interest of a Fund. Moreover, for any Joint Transaction effected pursuant to the Order, the Applicants will follow procedures, described in further detail in section IX below, designed to ensure the fairness of such transactions. For example, in a Joint Transaction involving ABS or MBS that are newly issued by special purpose entities sponsored by an Affiliated Dealer, respectively, under circumstances in which both (i) the residual interest in the special purpose entity is owned directly or indirectly by the Affiliated Dealer or an affiliated person thereof and (ii) the Affiliated Dealer or an affiliated person thereof acts as the servicer of assets, a Fund will purchase such ABS or MBS only where Funds (and other discretionary advisory accounts) managed by the Adviser purchase less than 50% of the dollar amount of securities of each class acquired by the Fund, and the Fund participates in each such class on the same terms as other purchasers of that class. Such a condition will reflect the arms-length nature of the terms upon which the Fund will participate. In addition, the power of the Affiliated Dealer or any affiliated person thereof to collapse the trust in a transaction involving TOBs would be limited to the occurrence of certain events.20
With respect to investments in a syndicated loan facility in which a Fund and an Affiliated Dealer, or any its affiliated persons, participate in a manner that may be prohibited by Section 17(d) of the Act, the terms of the Fund’s participation will involve no coordination between the Affiliated Dealer and the Fund beyond that of a type the Affiliated Dealer engages in with other unaffiliated participants in the facility. With respect to participation in a syndicated loan facility, the terms of the Fund’s participation in the facility (to the extent within the knowledge and control of the Affiliated Dealer) will be on a basis no less advantageous than that of other similarly situated participants (i.e., the Fund will receive the same priority, security, interest rate and fees as other participants in the same tranche or other portion of the loan in which the Fund is a participant), except to the extent such difference is related to services performed with respect to the facility or their role in the facility;21 and in the case of the primary syndication of a loan facility where the Affiliated Dealer is lead agent with primary responsibility for structuring, arranging or placing such facility, the Fund will participate in the facility only where, based on relevant information that is reasonably available to the Adviser, the Adviser believes that, upon conclusion of allocations to holders of record in the primary syndication of the facility, less than 50% of the participations will be held by Funds (and other discretionary advisory accounts) managed by the Adviser.
(iii)	The Order Would Be Appropriate in the Public Interest and Consistent with the Policies of the Funds

Prohibiting the Funds from engaging in Securities Transactions involving the Affiliated Dealers can harm the interests of the shareholders of the Funds by preventing the Adviser from investing in a way which is most beneficial to the shareholders, policies which Sections 17(a) and 17(d) of the Act were meant to further. Given that the Securities Transactions do not involve the threat of overreaching, it would be contrary to the interests of the Funds’ shareholders to prohibit them.
The Affiliated Dealers typically are leading broker-dealers and/or banks in transactions involving a wide variety of asset classes, including the types of securities in which the Funds seek to invest. Further, consolidation in the financial services industry has led funds and their advisers to rely increasingly on a smaller number of institutions for reliable information and access to the securities markets. Prohibiting the Securities Transactions would significantly narrow the universe of securities dealers permitted to engage in transactions with the Funds, and potentially impair the ability to diversify and to achieve favorable terms or best price and execution, resulting in potential harm to shareholders of the Funds. Finally, granting the Order would further the policies of the Funds permitted to engage in fixed-income securities transactions.
Applicants believe they can best safeguard investors in the Funds from any remote possibility of abuse by focusing on the inherent fairness of the Securities Transactions with Affiliated Dealers. The Funds will apply internal control procedures designed to carefully monitor securities transactions with Affiliated Dealers by placing primary responsibility for the reasonableness and fairness of those transactions on the Funds' Trustees and Directors. These internal control procedures will provide a means by which Securities Transactions would be reviewed to determine whether: (1) the security to be purchased or sold by a Fund is consistent with the investment policies and objectives of that Fund and with the interests of its shareholders and is comparable to other similar securities in which the Fund is authorized to invest and is currently purchasing; (2) the terms of the transactions are reasonable and fair to the shareholders of that Fund; and (3) the compensation to be received by the Affiliated Dealer, if any, is reasonable and fair.
(iv)	The Securities Transactions Will Be Consistent With the Purposes of the Act and the Protection of Investors

The overall purpose of Sections 17(a) is to prevent a party with strong potential adverse interests and some influence over the investment decisions of a registered investment company from causing or inducing the investment company to engage in transactions which unfairly inure to the benefit of that party and which are detrimental to the interests of the investment company and its shareholders. Section 17(d), and Rule 17d-1 thereunder, are designed to prohibit abuses and overreaching by affiliated persons arising from conflicts of interest where an investment company and its affiliated persons share “some element of combination” in a transaction. The Funds believe they can best serve the interests of their shareholders by investing in fixed-income securities which best suit the investment objectives of the Funds, regardless of whether a bank which issues or deals in those securities is an "affiliated person" of one of the Funds.
The complete independence of the Affiliated Dealers and the Funds will provide protection to investors, and transactions will be conducted on essentially the same arm’s-length basis as would otherwise exist without the affiliation relationship between the Affiliated Dealer and the Funds. Moreover, the Advisers and the Funds will adopt and monitor procedures designed to ensure that the terms of particular Securities Transactions involving the Affiliated Dealers are fair and reasonable and do not involve overreaching. For example, before a Fund and an Affiliated Dealer enter into any principal transaction, the Adviser will obtain competitive quotations for the same securities (or in the case of securities for which quotations for the same securities are not available, competitive quotations for Comparable Securities)22 from : a) if the security is reported in a consolidated transaction reporting system such as the Financial Industry Regulatory Authority’s Trade Reporting and Compliance Engine, the last reported price for such securities or for Comparable Securities as reported in such reporting system; or b) at least two other dealers that are not affiliated persons of the Affiliated Dealer and that are in a position to quote favorable prices.23 For each such Securities Transaction, the Adviser will determine, based upon the information reasonably available to the Fund and the Adviser and deemed relevant by it, that the price available from the Affiliated Dealer is at least as favorable as that available from other sources. In addition, each Fund’s Board, including a majority of its disinterested Directors/Trustees, will approve, and the Fund will implement, procedures governing all Securities Transactions, including principal transactions between the Affiliated Dealers and the Funds. In a TOBs transaction, the relevant Fund’s Board will adopt procedures designed to assure that such transaction is in the best interests of the Fund, taking into consideration aspects unique to such arrangement.
VIII.
Precedent
Applicants submit that the policy considerations that supported the Commission’s grant of relief from Section 17(a) of the Act and permitting certain transactions pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder in Morgan Stanley Investments Management Inc., et al. ("Morgan Stanley") Investment Company Act Release Nos. 28941 (October 6, 2009) (Notice) and 28986 (October 29, 2009) (Order), are particularly relevant to Applicants’ request for relief. In Morgan Stanley, as discussed further below, the Commission permitted transactions similar to the Securities Transactions despite the existence of a second-tier affiliation relationship arising from a joint venture between the holding companies of two financial services entities with advisory and broker-dealer subsidiaries. The Commission required two types of conditions for the relief sought in Morgan Stanley, both "structural" and "transactional", presumably because it determined that the risks of self-dealing and overreaching that Section 17 is designed to prevent were mitigated only through complete assurance that the second-tier affiliates would be operated as separate entities with separate profit centers, books and records and independent compensation schemes. Of the relevant exemptive orders, Morgan Stanley is the most similar in terms of the types of transactions in which Applicants desire to engage.
The applicants in Morgan Stanley were able to avoid self-dealing and overreaching in large part due to the separation maintained between each entity desiring to engage in the relevant transactions and the implementation of procedures designed to prevent conflicts of interest. Similarly, as addressed above, the Advisers will operate entirely independent of the Affiliated Dealers and Applicants' proposed conditions will ensure ample separation, prevent self-dealing and overreaching and avoid conflicts of interest. In addition, the affiliation between the broker-dealer entities and the advisers in Morgan Stanley was more integral than the affiliation between the Funds and the Affiliated Dealers. In Morgan Stanley the affiliation between the Morgan Stanley funds, the Morgan Stanley advisers and the Citigroup broker-dealer (and the Citigroup funds, the Citigroup adviser and the Morgan Stanley broker-dealer) resulted from the joint interests of Citigroup and Morgan Stanley in an independently operated joint venture entity. In contrast, the Funds and the Advisers have no joint interest in a business venture with any Affiliated Dealer, nor do they have any other internal structural conflict of interest. The affiliation relationships giving rise to an Affiliated Dealer would result solely from an Affiliated Dealer owning 5% or more of a Fund. Thus the concerns discussed in Morgan Stanley regarding operating the affiliated entities as “separate, independent businesses” are not present here. Accordingly, certain of the “structural” conditions in Morgan Stanley serve no purpose as applied to Applicants request for relief and are therefore not included in the conditions detailed in section IX below.
Applicants also refer the Commission to the order granted in American Century Companies, Inc., et. al ("American Century"), Investment Company Act Release Nos. 25449 (March 1, 2001) and 25501 (March 27, 2002) (Order). In American Century, the Commission determined that the risks of self-dealing and overreaching that Section 17 is designed to prevent were mitigated sufficiently in transactions between certain funds and broker-dealer entities, where the funds and the broker-dealer entities were second-tier affiliates solely by virtue of the interest of the parent company of the broker-dealer entities in the parent company of the funds' advisers.
In addition to Morgan Stanley and American Century, for reasons discussed above relating to the underlying purpose of Section 17(a) and the absence of the potential for self-dealing, Applicants submit that the policy considerations that supported the Commission’s issuances of other orders granting relief from Section 17(a) apply equally here, including: Morgan Stanley Investment Management Inc., et al., Investment Company Act Release Nos. 28125 (Jan. 18, 2008) (Notice) and 28150 (Feb. 13, 2008) (Order); Lehman Brothers Asset Management LLC, et al., Investment Company Act Release Nos. 27920 (Aug. 1, 2007) (Notice) and 27957 (Aug. 28, 2007) (Order); J.P. Morgan Investment Management Inc., et al., Investment Company Act Release Nos. 26446 (May 10, 2004) (Notice) and 26466 (June 8, 2004) (Order); J.P. Morgan Fleming Asset Management (USA), Inc., et al., Investment Company Act Release Nos. 25574 (May 15, 2002) (Notice) and 25608 (June 11, 2002) (Order); Goldman Sachs Trust, et al., Investment Company Act Release Nos. 24834 (Jan. 23, 2001) and 24877 (Feb. 21, 2001) (Order); and MONY Life Insurance Company, et al., Investment Company Act Release Nos. 24073 (October 5, 1999) (Notice) and 24120 (November 2, 1999) (Order). Applicants note that the Commission has granted relief in the above orders for transactions between both second- and first-tier affiliated persons. While Applicants recognize that the conditions in such orders may be more strict in certain respects, the affiliation between the parties was also more direct. Although the affiliation relationship contemplated by this order is not limited to a “second-tier" affiliation as described in Morgan Stanley, the relationship between the Funds and the Affiliated Dealers arises solely from the Affiliated Dealers’ ownership of 5% or more of the Funds outstanding securities. Thus the affiliation relationship between the Funds and the Affiliated Dealers is mild and does not give rise to an internal structural conflict of interest.
For reasons discussed above relating to the underlying purpose of Section 17(d) and the absence of the potential for self-dealing, Applicants submit that the policy considerations that supported the Commission’s issuances of the Morgan Stanley and American Century orders granting relief from Section 17(d) also apply here. Applicants represent that they will not engage in Securities Transactions with an Affiliated Dealer that controls the Fund pursuant to Section 2(a)(9) of the Act.
IX.
Applicants’ Conditions
Applicants agree that the Order granting the requested relief with respect to the Securities Transactions will be subject to the following conditions:
A.	General
(1)	No Affiliated Dealer will control the Advisers or the Funds or any principal underwriter for the Funds, directly or indirectly, within the meaning of Section 2(a)(9) of the Act.
(2)
No Adviser will directly or indirectly consult with any Affiliated Dealer concerning securities purchases or sales or the selection of a broker or dealer for any Securities Transaction placed or to be placed on behalf of a Fund, or otherwise seek to influence or otherwise permit the choice of broker or dealer for any Securities Transaction by a Fund, other than in the normal course of sales activities of the same nature that are being carried out during the same time period with respect to unaffiliated institutional clients of the Affiliated Dealer.

(3)
The Advisers and the Affiliated Dealers will operate as separate organizations, with separate capitalization, separate books and records, separate officers and employees and physically separate offices.

(4)
The Advisers have adopted policies designed to keep information about client holdings and transactions on a confidential basis prior to any public disclosure. Pursuant to these policies, the Advisers will designate information regarding investment advisory and portfolio execution matters relating to the Funds as information that may not be communicated between the Affiliated Dealers and the Advisers prior to any public disclosure.

(5)
The Advisers will not adopt any compensation scheme any component of which is based on the amount of business done by the Funds with the Affiliated Dealers except to the extent such business might affect indirectly the profits or losses of the Adviser.

(6)
The Compliance Department of the Advisers will prepare guidelines for their respective personnel to make certain that Securities Transactions effected pursuant to the Order comply with its conditions, and that the Advisers maintain an arms-length relationship with the Affiliated Dealers. The Compliance Department of the Advisers will monitor periodically the activities of the Advisers to make certain that the conditions to the Order are met.

B.	Transactional
With respect to each Securities Transaction entered into or effected pursuant to the Order:
(1)
Each Fund’s Board, including a majority of its disinterested directors/trustees (the “Necessary Majority”), shall approve, and the Fund shall implement, procedures governing all Securities Transactions pursuant to the Order and the Fund’s Board shall no less frequently than quarterly review all such transactions and receive and review a report of those transactions. Such report, which will be prepared by the Fund’s Adviser, and reviewed and approved by the Fund’s Chief Compliance Officer, will indicate for each transaction that the conditions of the Order have been satisfied, and will include a discussion of any significant changes in the volume, type or terms of transactions between the relevant Fund and Affiliated Dealer, the reasons for these changes, and a determination that such changes are legitimate.

(2)
For each transaction, the Advisers will adhere to a “best execution” standard and will consider only the interests of the Funds and will not take into account the impact of a Fund’s investment decision on the Affiliated Dealer. Before entering into any such transaction, the Adviser will determine that the transaction is consistent with the investment objectives and policies of the Fund and is in the best interests of the Fund and its shareholders.

(3)
Each Fund will (i) for so long as the Order is relied upon, maintain and preserve in an easily accessible place a written copy of the procedures and conditions (and any modifications thereto) that are described herein, and (ii) maintain and preserve for a period of not less than six years from the end of the fiscal year in which any Securities Transaction in which the Fund’s Adviser knows that both an Affiliated Dealer and the Fund directly or indirectly have an interest occurs, the first two years in an easily accessible place, a written record of each such transaction setting forth a description of the security purchased or sold by the Fund, a description of the Affiliated Dealer's, or the Affiliated Dealer’s affiliated person, interest or role in the transaction, the terms of the transaction, and the information or materials upon which the determination was made that each such transaction was made in accordance with the procedures set forth above and conditions in this Application.

(4)
Except as otherwise provided in 4(a) and 4(b) below, before any secondary market principal transaction is entered into between a Fund and an Affiliated Dealer, the Fund’s Adviser must obtain a competitive quotation for the same securities (or in the case of securities for which quotations for the same securities are not available, a competitive quotation for Comparable Securities) from: a) if the security is reported in a consolidated transaction reporting system such as the Financial Industry Regulatory Authority’s Trade Reporting and Compliance Engine, the last reported price for such securities or for Comparable Securities as reported in such reporting system; or b) at least two dealers that are not affiliated persons of the Affiliated Dealer and that are in a position to quote favorable market prices. For each such transaction, the Adviser will determine, based upon the quotations and such other relevant information (such as available transaction prices and any other information regarding the value of the securities) as is reasonably available to the Adviser, that the price available from the Affiliated Dealer is at least as favorable as that available from other sources.

a)
With respect to each such transaction involving repurchase agreements, a Fund will enter into such agreements only where the Adviser has determined, based upon relevant information reasonably available to the Adviser, that the income to be earned from the repurchase agreement is at least equal to that available from other sources. Before any repurchase agreements are entered into pursuant to the exemption, the Fund or the Adviser must obtain competitive quotations with respect to repurchase agreements comparable to the type of repurchase agreement involved from at least two dealers that are not affiliated persons of the Affiliated Dealer, except that if quotations are unavailable from two such dealers, only one other competitive quotation is required.

b)
With respect to each such transaction involving variable rate demand notes for which dealer quotes are not ordinarily available, a Fund will only undertake purchases and sales where the Adviser has determined, based on relevant information reasonably available to the Adviser, that the income earned from the variable rate demand note is at least equal to that of variable rate demand notes of comparable quality that are available from other sources.

(5)
With respect to securities offered in a primary market underwritten transaction, a Fund will undertake such purchase from the Affiliated Dealer  only where the Adviser has determined, based upon relevant information reasonably available to the Adviser, that the securities were purchased at a price that is no more than the price paid by each other purchaser of securities from the Affiliated Dealer or other members of the underwriting syndicate in that offering or in any concurrent offering of the securities, and on the same terms as such other purchasers (except in the case of an offering conducted under the laws of a country other than the United States, for any rights to purchase that are required by law to be granted to existing securities holders of the issuer).

(6)
In the case of an arrangement regarding a tender option bond trust for which an Affiliated Dealer and any affiliated person thereof, acts as a liquidity provider or remarketing agent and owns an interest (or may own an interest as a result of such capacity):

a)
the Necessary Majority of the Fund’s Board will adopt procedures designed to assure that it is in the best interests of the Fund to participate in any such arrangements. Such procedures will take into consideration, among other things, the terms of the arrangement, the nature of the respective interests in the trusts that may be held by the Affiliated Dealer, or any of its affiliated persons, and the Funds, and the circumstances under which the Affiliated Dealer or its affiliated person may cause termination of the trust and the transfer of the underlying bonds back to the Fund; and

b)
where an Affiliated Dealer or any affiliated person thereof owns the residual interest and a Fund owns a floating rate interest: (1) the Fund must be eligible to participate in any discretionary tender on the same basis as any similarly situated holder of floating rate interests, (2) the Fund must participate in any mandatory tender on the same basis as each similarly situated holder and (3) less than 50% of the floating rate interests must be owned by Funds (and other discretionary accounts) managed by the Fund’s Adviser.

c)
before any such arrangements are entered into pursuant to the exemption, where the Fund holds the residual interest, the Fund or the Adviser must obtain competitive quotations with respect to fees charged by such institutions for acting as liquidity provider or remarketing agent from at least two institutions that are not affiliated persons of the Affiliated Dealer, except that if quotations are unavailable from two such institutions, only one other competitive quotation is required. Any fees paid to the Affiliated Dealer as liquidity provider or remarketing agent will be no greater than the lowest of such quotations, unless the Board finds that such difference is justified by a corresponding difference in the nature of the services provided.

(7)
With respect to ABS or MBS that are newly issued by special purpose entities sponsored by an Affiliated Dealer under circumstances in which both the following are true: (i) the residual interest in the special purpose entity is owned directly or indirectly by the Affiliated Dealer or any of its affiliated persons, and (ii) the Affiliated Dealer or an affiliated person thereof acts as the servicer of assets; purchases of such securities will be made by a Fund only where, based on relevant information that is reasonably available to the Adviser, the Adviser believes that, upon the close of the transaction, Funds (and other discretionary advisory accounts) managed by the Adviser will purchase less than 50% of the dollar amount of securities of each class acquired by the Fund in the aggregate, and the Fund participates in each such class on the same terms as other purchasers of that class.

(8)
With respect to a syndicated loan facility in which a Fund and an Affiliated Dealer, or any of its affiliated persons, participate in a manner that might otherwise be prohibited by Section 17(d) of the Act and Rule 17d-1 thereunder, (a) the participation by the Fund and the Affiliated Dealer, or any of its affiliated persons, will involve no coordination between the Fund and the Affiliated Dealer, beyond that of a type the Affiliated Dealer engages in with other unaffiliated participants in such facility, (b) the terms of the Fund’s participation in the facility (to the extent within the knowledge and control of the Affiliated Dealer) will be on a basis no less advantageous than that of other similarly situated participants (i.e., the Fund will receive the same priority, security, interest rate and fees as other participants in the same tranche or other portion of the loan in which the Fund is a participant), except to the extent such difference is related to services performed with respect to the facility or their role in the facility and (c) in the case of the primary syndication of a loan facility where the Affiliated Dealer is lead agent with primary responsibility for structuring, arranging or placing such facility, the Fund will participate in the facility only where, based on relevant information that is reasonably available to the Adviser, the Adviser believes that, upon conclusion of allocations to holders of record in the primary syndication of the facility, less than 50% of the participations will be held by Funds (and other discretionary advisory accounts) managed by the Adviser.

X.
Conclusion
Applicants submit that the Securities Transactions described in this Application satisfy the standards of Sections 6(c) and 17(b) and Rule 17d-1. There is no danger of overreaching or self-dealing by an Affiliated Dealer in connection with a Securities Transaction, and there will be no conflict of interest associated with an Adviser’s decision to engage in a Securities Transaction with an Affiliated Dealer on behalf of a Fund. Moreover, the Order is consistent with the policies of the Funds and the protection of investors, as the Advisers will manage the Funds in accordance with the policies and investment objectives of the Funds and without any influence by the Affiliated Dealers. Finally, permitting the Securities Transactions will be appropriate in the public interest and consistent with general purposes of the Act because the ability to engage in Securities Transactions increases the likelihood of a Fund achieving best price and execution in such transactions and results in none of the abuses that the Act was designed to prevent.24
Based upon the foregoing, Applicants respectfully submit that it is appropriate in the public interest and consistent with the protection of investors and the purposes and policies underlying the Act to issue an Order pursuant to Sections 6(c) and 17(b) of the Act exempting Securities Transactions from the provisions of Section 17(a) of the Act and, in the case of Joint Transactions, permitting such Securities Transactions pursuant to Section 17(d) and Rule 17d-1 of the Act on the basis also that the Fund’s participation is no less advantageous than the Affiliated Dealer’s unless such difference is justified by services performed or its role in the transaction.
XI.
Procedural Matters
Pursuant to Rule 0-2(f) under the Act, Applicants state that written or oral communications regarding this Application should be directed to the names and addresses indicated on the cover page of this Application.
The address of each Applicant is as follows: The principal offices of each of the Funds are currently located at Federated Investors Funds, 4000 Ericsson Drive, Warrendale, PA 15086. The principal offices of Federated Advisory Services Company, Federated Equity Management Company of Pennsylvania, Federated Investment Counseling, Federated Investment Management Company, Passport Research, Ltd. and Federated Securities Corp. are currently located at Federated Investors Tower, 1001 Liberty Avenue, Pittsburgh, PA 15222. The principal office of  Federated MDTA LLC is currently located at 125 High Street, Oliver Tower, 21st Floor, Boston, MA 02110.  The principal office of Federated Global Investment Management Corp., is currently located at 450 Lexington Avenue, Suite 3700, New York, NY 10017. The principal office of Federated is currently located at Federated Investors Tower, 1001 Liberty Avenue, Pittsburgh, PA 15222.
Applicants desire that the Commission issue the Order pursuant to Rule 0-5 under the Act without conducting a hearing.
All requirements of the charter documents of each Applicant have been complied with in connection with the execution and filing of this Application. Each person signing the Application is fully authorized to do so. The verifications on behalf of each Applicant required by Rule 0-2(d) are attached hereto as Exhibits A-1 to A-9. A statement of authorization with respect to the filing of this Application by each Applicant and accompanying resolutions by each Applicant’s Board as required by Rule 0-2(c)(1) are attached hereto as Exhibits B-1 to B-9.

1
“Fixed-income securities” for purposes of the Order include interests in syndicated loans (including loans made directly as a syndicate member, or the acquisition of a loan interest in the form of an assignment or participation), as well as convertible bonds and convertible preferred stock.

2	No director, officer or employee of the Funds or the Advisers also is or will be a director, officer or employee of an Affiliated Dealer.

3
Rule 12b-1(h)(ii) requires the Funds to adopt “policies and procedures reasonably designed to prevent: (A) The persons responsible for selecting brokers and dealers to effect the company's portfolio securities transactions from taking into account the brokers' and dealers' promotion or sale of shares issued by the company or any other registered investment company; and (B) The company, and any investment adviser and principal underwriter of the company, from entering into any agreement (whether oral or written) or other understanding under which the company directs, or is expected to direct, portfolio securities transactions, or any remuneration described in paragraph (h)(1)(ii) of this section, to a broker (including a government securities broker) or dealer (including a municipal securities dealer or a government securities dealer) in consideration for the promotion or sale of shares issued by the company or any other registered investment company.” These policies also prevent such persons from taking into account a broker or dealer’s current holdings of the Funds shares.

4
Such communications are prohibited by, among other policies, the Code of Ethics that the Advisers and the Funds are required to adopt under Rule 204A-1 under the Advisers Act and Rule 17j-1 under the Act.

5	Allen N. Berger, et al., The Transformation of the U.S. Banking Industry: What a Long, Strange Trip It’s Been, Brookings Papers on Economic Activity 2, 127 (1995).

6	Kenneth D. Jones and Tim Critchfield, Consolidation in the U.S. Banking Industry: Is the “Long, Strange Trip” About to End?, 17 FDIC Banking Review 4, 31 (2005)

7
For example, mergers prior to 2008 involving the following companies reduced the number of firms dealing in money market instruments and other asset classes: Bank of America and FleetBoston; Wachovia and First Union; Deutsche Bank and Scudder Investments; Wachovia and Prudential Securities; J.P. Morgan Chase & Co. and Bank One; and Bank of New York and Mellon Financial Corporation.

8	Thomson Reuters, Debt Capital Markets Review: Third Quarter 2010; Thomson Reuters, US Municipals Review: Third Quarter 2010.

9	Thomson Reuters, Debt Capital Markets Review: Third Quarter 2010.

10	Id.

11	Id.

12	See Best Execution Guidelines for Fixed-Income Securities, Securities Industry and Financial Markets Association, Asset Management.

13
For example, a termination event may encompass a wide variety of circumstances, certain of which may be objectively determined and certain of which involve an element of subjectivity. For example, such an event may include (i) the inability of the remarketing agent to sell all or a specified percentage of the floating rate securities after a specified amount of time has passed; (ii) a downgrade in the rating of the underlying bond or the insurer of the bond; (iii) a determination by the liquidity provider that the financial condition of the issuer of the underlying bond has deteriorated to an extent that is in the judgment of the liquidity provider materially adverse to the trust; or (iv) certain changes in laws or regulations that, in the judgment of the liquidity provider, may increase its costs or reduce its returns. In the event the liquidity provider determines to terminate the trust, the liquidity provider will be required to make payments on the floating rate securities

14
The Applicants note that an Affiliated Dealer, or any of its affiliated persons, may act in other capacities with respect to an ABS or MBS vehicle. For example, the Affiliated Dealer or its affiliated person might serve as custodian, trustee, hedging counterparty, paying agent or administrator for the vehicle.

15
Applicants assert that any bank or broker-dealer that acts merely as recordholder of five percent or more of the shares of a Fund is not an affiliated person of that Fund unless such bank or broker-dealer possesses or shares in the possession of, the power to vote or the power to dispose of 5% or more of the Fund's outstanding shares or the bank or broker-dealer otherwise has a relationship which makes it an affiliated person of a Fund. Accordingly, Applicants assert that transactions between a Fund and a bank or broker-dealer whose only "affiliation" with a Fund is that it owns of record (but not beneficially) 5% or more of a Fund's outstanding shares do not violate Sections 17(a) and 17(d) of the Act.

16	See, e.g., S. Rep. No. 1775, 76th Cong. 3d Sess. 6 (1940).

17
SEC v. Talley Industries, Inc., 399 F.2d 396, 403 (2d Cir. 1968), cert denied, 393 U.S. 1015 (1969); see also, Investment Company Act Release No. 17534 (June 15, 1990) (Sections 17(a) and 17(d) were designed to protect investment companies from self-dealing and overreaching by insiders).

18	For example, in a syndicated loans transaction, the participation of various parties may differ where a party plays an additional role, such as lead agent, in the transaction.

19	Section 6(c) of the Act provides, in relevant part, that:

The Commission….by order upon application, may conditionally or unconditionally exempt…any class or classes of persons, securities or transactions, from any provision or provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.

20	See note 16, supra

21	See, e.g., note 20, supra.

22
The term “Comparable Securities” refers to securities with substantially identical maturities, credit risk and repayment terms (including floating or fixed-rate coupons, attached options, or any other provisions that affect the expected size or timing of the payments from the securities) as the securities to be purchased or sold.

23
If the Fund obtains quotations from an electronic service that does not identify the dealers providing the quotations, the Fund will assume that such dealers are not affiliated persons of the Affiliated Dealer.

24	See Section 1(b)(2) of the Act, supra.

of [INSERT PAGE NUMBER]

The parties have executes this Application in one or more counterparts.

Signed on behalf of each of the funds listed in Schedule A
Dated:           March 1, 2011                                                      By: /s/ John W. McGonigle__
Name: John W. McGonigle
Title: Secretary

FEDERATED ADVISORY SERVICES COMPANY
Dated:           March 1, 2011                                                                By:_/s/ John B. Fisher
Name: John B. Fisher
Title: President & Chief Executive Officer

FEDERATED EQUITY MANAGEMENT COMPANYOF PENNSYLVANIA

Dated:           March 1, 2011                                                                By: /s/_ John B. Fisher
Name: John B. Fisher
Title: President & Chief Executive Officer

FEDERATED GLOBAL INVESTMENTMANAGEMENT CORP.

Dated:           March 1, 2011                                                                By:_/s/ John B. Fisher
Name: John B. Fisher
Title: President & Chief Executive Officer

FEDERATED INVESTMENT COUNSELING

Dated:           March 1, 2011                                                                By:_/s/ John B. Fisher_____________
Name: John B. Fisher
Title: President & Chief Executive Officer

FEDERATED INVESTMENT MANAGEMENTCOMPANY

Dated:           March 1, 2011                                                                By:_/s/  John B. Fisher _____________
Name: John B. Fisher
Title: President & Chief Executive Officer

FEDERATED MDTA LLC

Dated: March 1, 2011                                                                           By:_/s/ John B. Fisher _______________
Name: John B. Fisher
Title: President & Chief Executive Officer

PASSPORT RESEARCH, LTD.

Dated:           March 1, 2011                                                                By:_/s/  John B. Fisher ________________
Name: John B. Fisher
Title: President & Chief Executive Officer

FEDERATED SECURITIES CORP.

Dated:                      March 1, 2011                                                                By:_/s/ Thomas E. Territ____________________
Name: Thomas E. Territ
Title: President

Schedule A
Federated Funds as of March 1, 2011
CASH TRUST SERIES, INC.
CASH TRUST SERIES II
FEDERATED ADJUSTABLE RATE SECURITIES FUND
FEDERATED ASSET ALLOCATION FUND
FEDERATED CORE TRUST
FEDERATED CORE TRUST II, L.P.
FEDERATED CORE TRUST III
FEDERATED ENHANCED TREASURY INCOME FUND
FEDERATED EQUITY FUNDS
FEDERATED EQUITY INCOME FUND, INC.
FEDERATED FIXED INCOME SECURITIES, INC.
FEDERATED GNMA TRUST
FEDERATED GOVERNMENT INCOME SECURITIES, INC.
FEDERATED HIGH INCOME BOND FUND, INC.
FEDERATED HIGH YIELD TRUST
FEDERATED INCOME SECURITIES TRUST
FEDERATED INCOME TRUST
FEDERATED INDEX TRUST
FEDERATED INSTITUTIONAL TRUST
FEDERATED INSURANCE SERIES
FEDERATED INTERMEDIATE GOVERNMENT FUND, INC.
FEDERATED INTERNATIONAL SERIES, INC.
FEDERATED INVESTMENT SERIES FUNDS, INC.
FEDERATED MDT SERIES
FEDERATED MDT STOCK TRUST
FEDERATED MANAGED ALLOCATION PORTFOLIOS
FEDERATED MANAGED POOL SERIES
FEDERATED MUNICIPAL SECURITIES FUND, INC.
FEDERATED MUNICIPAL SECURITIES INCOME TRUST
FEDERATED PREMIER INTERMEDIATE MUNICIPAL INCOME FUND
FEDERATED PREMIER MUNICIPAL INCOME FUND
FEDERATED SHORT-INTERMEDIATE DURATION MUNICIPAL TRUST
FEDERATED TOTAL RETURN GOVERNMENT BOND FUND
FEDERATED TOTAL RETURN SERIES, INC.
FEDERATED U.S. GOVERNMENT BOND FUND
FEDERATED U.S. GOVERNMENT SECURITIES FUND:  1-3 YEARS
FEDERATED U.S. GOVERNMENT SECURITIES FUND:  2-5 YEARS
FEDERATED WORLD INVESTMENT SERIES, INC.
INTERMEDIATE MUNICIPAL TRUST
EDWARD JONES MONEY MARKET FUND
MONEY MARKET OBLIGATIONS TRUST
Exhibit A-1
Verification
The undersigned states that he has duly executed the attached application for an order pursuant to Section 17(a) of the Investment Company Act of 1940 (the “Act”), and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, dated March 1, 2011, for and on behalf of each of the funds listed in Schedule A (each a “Fund”); that he is Secretary; and that all actions necessary to authorize the undersigned to execute and file such instruments have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: _/s/ _John W. McGonigle________________
Name: John W. McGonigle

Exhibit A-2
Verification
The undersigned states that he has duly executed the attached application for an order pursuant to Section 17(a) of the Investment Company Act of 1940 (the “Act”), and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, dated March 1, 2011, for and on behalf of Federated Advisory Services Company (the “Company”); that he is President and Chief Executive Officer of the Company; and that all actions necessary to authorize the undersigned to execute and file such instruments have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: _/s/ John. B. Fisher______________________
Name: John B. Fisher

Exhibit A-3
Verification
The undersigned states that he has duly executed the attached application for an order pursuant to Section 17(a) of the Investment Company Act of 1940 (the “Act”), and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, dated March 1, 2011, for and on behalf of Federated Equity Management Company of Pennsylvania (the “Company”); that he is President and Chief Executive Officer of the Company; and that all actions necessary to authorize the undersigned to execute and file such instruments have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: __/s/ John. B. Fisher_______________________
Name: John B. Fisher

Exhibit A-4
Verification
The undersigned states that he has duly executed the attached application for an order pursuant to Section 17(a) of the Investment Company Act of 1940 (the “Act”), and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, dated March 1, 2011, for and on behalf of Federated Global Investment Management Corp. (the “Company”); that he is President and Chief Executive Officer of the Company; and that all actions necessary to authorize the undersigned to execute and file such instruments have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: __/s/ John. B. Fisher_______________________
Name: John B. Fisher

Exhibit A-5
Verification
The undersigned states that he has duly executed the attached application for an order pursuant to Section 17(a) of the Investment Company Act of 1940 (the “Act”), and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, dated March 1, 2011, for and on behalf of Federated Investment Counseling (the “Company”); that he is President and Chief Executive Officer of the Company; and that all actions necessary to authorize the undersigned to execute and file such instruments have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: __/s/ John. B. Fisher_______________________
Name: John B. Fisher

Exhibit A-6
Verification
The undersigned states that he has duly executed the attached application for an order pursuant to Section 17(a) of the Investment Company Act of 1940 (the “Act”), and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, dated March 1, 2011, for and on behalf of Federated Investment Management Company (the “Company”); that he is President and Chief Executive Officer of the Company; and that all actions necessary to authorize the undersigned to execute and file such instruments have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:  _/s/ John. B. Fisher________________________
Name: John B. Fisher

Exhibit A-7
Verification
The undersigned states that he has duly executed the attached application for an order pursuant to Section 17(a) of the Investment Company Act of 1940 (the “Act”), and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, dated March 1, 2011, for and on behalf of Federated MDTA LLC (the “Company”); that he is President and Chief Executive Officer of the Company; and that all actions necessary to authorize the undersigned to execute and file such instruments have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: __/s/ John. B. Fisher_______________________
Name: John B. Fisher

Exhibit A-8
Verification
The undersigned states that he has duly executed the attached application for an order pursuant to Section 17(a) of the Investment Company Act of 1940 (the “Act”), and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, dated March 1, 2011, for and on behalf of Passport Research, Ltd. (the “Company”); that he is President and Chief Executive Officer of the Company; and that all actions necessary to authorize the undersigned to execute and file such instruments have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: __/s/ John. B. Fisher_______________________
Name: John B. Fisher

Exhibit A-9
Verification
The undersigned states that he has duly executed the attached application for an order pursuant to Section 17(a) of the Investment Company Act of 1940 (the “Act”), and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, dated March 1, 2011, for and on behalf of Federated Securities Corp. (the “Company”); that he is President of the Company; and that all actions necessary to authorize the undersigned to execute and file such instruments have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: _/s/ Thomas E. Territ______________________
Name: Thomas E. Territ

Exhibit B-1
Officer’s Certificate

The undersigned, being duly elected Secretary of each fund listed on Schedule A (each a “Fund”), DOES HEREBY CERTIFY that the attached resolutions were adopted by the Board of Directors or Trustees of such Fund at a meeting duly held on February 17, 2011, and that such resolutions have not been amended, modified or superseded in any way as of the date of this Certificate.

IN WITNESS WHEREOF, I have set my hand this 1st day of March, 2011.

By: _/s/_John W. McGonigle_____________________
Name: John W. McGonigle
Title: Secretary

The Funds Listed on Schedule A
RESOLVED,
that the Board hereby authorizes the Federated Funds to file an Application for an order from the Securities and Exchange Commission, in such form as may be reviewed and approved by Dickstein, Shapiro as independent counsel to the Federated Funds, to permit the Funds to engage in primary (including underwritten) and secondary market transactions in fixed-income securities executed on a principal basis between the Funds and an Affiliated Dealer and certain other types of transactions in which the Federated Funds and an Affiliated Dealer might each participate jointly or have a joint interest, subject to such terms and conditions as are agreed to by the Securities and Exchange Commission; and

RESOLVED,
that the officers of the Federated Funds are, and each hereby is, authorized from time to time to do, or cause to be done, all such other acts and things, and to execute and deliver all such instruments and documents, as each officer shall deem necessary or appropriate, to carry out the purpose and intent of the foregoing resolution.

Exhibit B-2
Officer’s Certificate

The undersigned, being duly elected Secretary of Federated Advisory Services Company, DOES HEREBY CERTIFY that the attached resolutions were adopted by the Board of Trustees via unanimous written consent dated February 25, 2011, and that such resolutions have not been amended, modified or superseded in any way as of the date of this Certificate.

IN WITNESS WHEREOF, I have set my hand this 1st day of March, 2011.

By: _/s/ G. Andrew Bonnewell______________________
Name: G. Andrew Bonnewell
Title: Secretary
FEDERATED ADVISORY SERVICES COMPANY

RESOLVED,
that the Board hereby authorizes the Trust to participate as an Applicant in the filing of an Application (and all amendments thereto) pursuant to Sections 6(c) and 17(b) of the 1940 Act with the Securities and Exchange Commission for exemptive relief from the provisions of Section 17(a) and pursuant to Section 17(d) and Rule 17d-1 threunder (and such other sections as may be appropriate or necessary) of the 1940 Act to permit the Federated Funds to engage in primary (including underwritten) and secondary market transactions in fixed-income securities executed on a principal basis between the Funds and an Affiliated Dealer and certain other types of transactions in which the Federated Funds and an Affiliated Dealer might each participate jointly or have a joint interest, subject to such terms and conditions as are agreed to by the Securities and Exchange Commission; and resolved further

RESOLVED,
that the officers of the Trust are, and each hereby is, authorized from time to time to do, or cause to be done, all such other acts and things, and to execute and deliver all such instruments and documents, as each officer shall deem necessary or appropriate, to carry out the purpose and intent of the foregoing resolution.

Exhibit B-3
Officer’s Certificate

The undersigned, being duly elected Secretary of Federated Equity Management Company of Pennsylvania, DOES HEREBY CERTIFY that the attached resolutions were adopted by the Board of Trustees via unanimous written consent dated February 25, 2011, and that such resolutions have not been amended, modified or superseded in any way as of the date of this Certificate.

IN WITNESS WHEREOF, I have set my hand this 1st day of March, 2011.

By:/s/ G. Andrew Bonnewell________________________
Name: G. Andrew Bonnewell
Title: Secretary

FEDERATED EQUITY MANAGEMENT COMPANY
OF PENNSYLVANIA

RESOLVED,
that the Board hereby authorizes the Trust to participate as an Applicant in the filing of an Application (and all amendments thereto) pursuant to Sections 6(c) and 17(b) of the 1940 Act with the Securities and Exchange Commission for exemptive relief from the provisions of Section 17(a) and pursuant to Section 17(d) and Rule 17d-1 threunder (and such other sections as may be appropriate or necessary) of the 1940 Act to permit the Federated Funds to engage in primary (including underwritten) and secondary market transactions in fixed-income securities executed on a principal basis between the Funds and an Affiliated Dealer and certain other types of transactions in which the Federated Funds and an Affiliated Dealer might each participate jointly or have a joint interest, subject to such terms and conditions as are agreed to by the Securities and Exchange Commission; and resolved further

RESOLVED,
that the officers of the Trust are, and each hereby is, authorized from time to time to do, or cause to be done, all such other acts and things, and to execute and deliver all such instruments and documents, as each officer shall deem necessary or appropriate, to carry out the purpose and intent of the foregoing resolution.

Exhibit B-4
Officer’s Certificate

The undersigned, being duly elected Secretary of Federated Global Investment Management Corp., DOES HEREBY CERTIFY that the attached resolutions were adopted by the Board of Directors via unanimous written consent dated February 25, 2011, and that such resolutions have not been amended, modified or superseded in any way as of the date of this Certificate.
IN WITNESS WHEREOF, I have set my hand this 1st day of March, 2011.
By: _/s/ G. Andrew Bonnewell______________________
Name: G. Andrew Bonnewell
Title: Secretary
FEDERATED GLOBAL INVESTMENT MANAGEMENT CORP.

RESOLVED,
that the Board hereby authorizes the Corporation to participate as an Applicant in the filing of an Application (and all amendments thereto) pursuant to Sections 6(c) and 17(b) of the 1940 Act with the Securities and Exchange Commission for exemptive relief from the provisions of Section 17(a) and pursuant to Section 17(d) and Rule 17d-1 threunder (and such other sections as may be appropriate or necessary) of the 1940 Act to permit the Federated Funds to engage in primary (including underwritten) and secondary market transactions in fixed-income securities executed on a principal basis between the Funds and an Affiliated Dealer and certain other types of transactions in which the Federated Funds and an Affiliated Dealer might each participate jointly or have a joint interest, subject to such terms and conditions as are agreed to by the Securities and Exchange Commission; and resolved further

RESOLVED,
that the officers of the Corporation are, and each hereby is, authorized from time to time to do, or cause to be done, all such other acts and things, and to execute and deliver all such instruments and documents, as each officer shall deem necessary or appropriate, to carry out the purpose and intent of the foregoing resolution.

Exhibit B-5
Officer’s Certificate

The undersigned, being duly elected Secretary of Federated Investment Counseling, DOES HEREBY CERTIFY that the attached resolutions were adopted by the Board of Trustees via unanimous written consent dated February 25, 2011, and that such resolutions have not been amended, modified or superseded in any way as of the date of this Certificate.
IN WITNESS WHEREOF, I have set my hand this 1st day of March, 2011.
By: _/s/ G. Andrew Bonnewell_______________________
Name: G. Andrew Bonnewell
Title: Secretary

FEDERATED INVESTMENT COUNSELING

RESOLVED,
that the Board hereby authorizes the Trust to participate as an Applicant in the filing of an Application (and all amendments thereto) pursuant to Sections 6(c) and 17(b) of the 1940 Act with the Securities and Exchange Commission for exemptive relief from the provisions of Section 17(a) and pursuant to Section 17(d) and Rule 17d-1 threunder (and such other sections as may be appropriate or necessary) of the 1940 Act to permit the Federated Funds to engage in primary (including underwritten) and secondary market transactions in fixed-income securities executed on a principal basis between the Funds and an Affiliated Dealer and certain other types of transactions in which the Federated Funds and an Affiliated Dealer might each participate jointly or have a joint interest, subject to such terms and conditions as are agreed to by the Securities and Exchange Commission; and resolved further

RESOLVED,
that the officers of the Trust are, and each hereby is, authorized from time to time to do, or cause to be done, all such other acts and things, and to execute and deliver all such instruments and documents, as each officer shall deem necessary or appropriate, to carry out the purpose and intent of the foregoing resolution.

Exhibit B-6
Officer’s Certificate

The undersigned, being duly elected Secretary of Federated Investment Management Company, DOES HEREBY CERTIFY that the attached resolutions were adopted by the Board of Trustees via unanimous written consent dated February 25, 2011, and that such resolutions have not been amended, modified or superseded in any way as of the date of this Certificate.
IN WITNESS WHEREOF, I have set my hand this 1st day of March, 2011.
By: _/s/ G. Andrew Bonnewell________________
Name: G. Andrew Bonnewell
Title: Secretary
FEDERATED INVESTMENT MANAGEMENT COMPANY

RESOLVED,
that the Board hereby authorizes the Trust to participate as an Applicant in the filing of an Application (and all amendments thereto) pursuant to Sections 6(c) and 17(b) of the 1940 Act with the Securities and Exchange Commission for exemptive relief from the provisions of Section 17(a) and pursuant to Section 17(d) and Rule 17d-1 threunder (and such other sections as may be appropriate or necessary) of the 1940 Act to permit the Federated Funds to engage in primary (including underwritten) and secondary market transactions in fixed-income securities executed on a principal basis between the Funds and an Affiliated Dealer and certain other types of transactions in which the Federated Funds and an Affiliated Dealer might each participate jointly or have a joint interest, subject to such terms and conditions as are agreed to by the Securities and Exchange Commission; and resolved further

RESOLVED,
that the officers of the Trust are, and each hereby is, authorized from time to time to do, or cause to be done, all such other acts and things, and to execute and deliver all such instruments and documents, as each officer shall deem necessary or appropriate, to carry out the purpose and intent of the foregoing resolution.

Exhibit B-7
Officer’s Certificate

The undersigned, being duly elected Secretary of Federated MDTA LLC, DOES HEREBY CERTIFY that the attached resolutions were adopted by the Board of Managers via unanimous written consent dated February 25, 2011, and that such resolutions have not been amended, modified or superseded in any way as of the date of this Certificate.
IN WITNESS WHEREOF, I have set my hand this 1st day of March, 2011.
By: /s/ John D. Johnson____________________
Name: John D. Johnson
Title: Secretary

FEDERATED MDTA LLC

RESOLVED,
that the Board hereby authorizes the Company to participate as an Applicant in the filing of an Application (and all amendments thereto) pursuant to Sections 6(c) and 17(b) of the 1940 Act with the Securities and Exchange Commission for exemptive relief from the provisions of Section 17(a) and pursuant to Section 17(d) and Rule 17d-1 threunder (and such other sections as may be appropriate or necessary) of the 1940 Act to permit the Federated Funds to engage in primary (including underwritten) and secondary market transactions in fixed-income securities executed on a principal basis between the Funds and an Affiliated Dealer and certain other types of transactions in which the Federated Funds and an Affiliated Dealer might each participate jointly or have a joint interest, subject to such terms and conditions as are agreed to by the Securities and Exchange Commission; and resolved further

RESOLVED,
that the officers of the Company are, and each hereby is, authorized from time to time to do, or cause to be done, all such other acts and things, and to execute and deliver all such instruments and documents, as each officer shall deem necessary or appropriate, to carry out the purpose and intent of the foregoing resolution.

Exhibit B-8
Officer’s Certificate

The undersigned, being duly elected Secretary of Passport Research, Ltd, DOES HEREBY CERTIFY that the attached resolutions were adopted by the general partner via consent dated February 25, 2011, and that such resolutions have not been amended, modified or superseded in any way as of the date of this Certificate.
IN WITNESS WHEREOF, I have set my hand this 1st day of March, 2011.
By: _/s/ G. Andrew Bonnewell________________
Name: G. Andrew Bonnewell
Title: Secretary

PASSPORT RESEARCH, LTD.

RESOLVED,
that the Partnership is hereby authorized to participate as an Applicant in the filing of an Application (and all amendments thereto) pursuant to Sections 6(c) and 17(b) of the 1940 Act with the Securities and Exchange Commission for exemptive relief from the provisions of Section 17(a) and pursuant to Section 17(d) and Rule 17d-1 threunder (and such other sections as may be appropriate or necessary) of the 1940 Act to permit the Federated Funds to engage in primary (including underwritten) and secondary market transactions in fixed-income securities executed on a principal basis between the Funds and an Affiliated Dealer and certain other types of transactions in which the Federated Funds and an Affiliated Dealer might each participate jointly or have a joint interest, subject to such terms and conditions as are agreed to by the Securities and Exchange Commission; and resolved further

RESOLVED,
that the officers of the Partnership are, and each hereby is, authorized from time to time to do, or cause to be done, all such other acts and things, and to execute and deliver all such instruments and documents, as each officer shall deem necessary or appropriate, to carry out the purpose and intent of the foregoing resolution.

Exhibit B-9
Officer’s Certificate

The undersigned, being duly elected Secretary of Federated Securities Corp., DOES HEREBY CERTIFY that the attached resolutions were adopted by the Board of Directors via unanimous written consent dated February 25, 2011, and that such resolutions have not been amended, modified or superseded in any way as of the date of this Certificate.
IN WITNESS WHEREOF, I have set my hand this 1st day of March, 2011.
By: /s/ C. Todd Gibson______________________
Name: C. Todd Gibson
Title: Secretary

FEDERATED SECURITIES CORP.

RESOLVED,
that the Board hereby authorizes the Corporation to participate as an Applicant in the filing of an Application (and all amendments thereto) pursuant to Sections 6(c) and 17(b) of the 1940 Act with the Securities and Exchange Commission for exemptive relief from the provisions of Section 17(a) and pursuant to Section 17(d) and Rule 17d-1 threunder (and such other sections as may be appropriate or necessary) of the 1940 Act to permit the Federated Funds to engage in primary (including underwritten) and secondary market transactions in fixed-income securities executed on a principal basis between the Funds and an Affiliated Dealer and certain other types of transactions in which the Federated Funds and an Affiliated Dealer might each participate jointly or have a joint interest, subject to such terms and conditions as are agreed to by the Securities and Exchange Commission; and resolved further

RESOLVED,
that the officers of the Corporation are, and each hereby is, authorized from time to time to do, or cause to be done, all such other acts and things, and to execute and deliver all such instruments and documents, as each officer shall deem necessary or appropriate, to carry out the purpose and intent of the foregoing resolution.